Filed by ADS-TEC Energy Public Limited Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

European Sustainable Growth Acquisition Corp.
(Commission File No. 001-39917)
Commission File No. for related Registration Statement: 333-260312

On Friday, November 12, 2021, Pieter Taselaar, co-chief executive officer and a director of European Sustainable Growth Acquisition Corp., a Cayman Islands exempted company (“EUSG”), participated in an interview with TD Ameritrade Network. The transcript of the interview is set forth below.

TD AMERITRADE NETWORK INTERVIEW – PIETER TASELAAR

Friday, November 12, 2021

TD Ameritrade Anchor:	Let’s welcome in Pieter Taselaar, founding partner, portfolio manager, Lucerne Capital Management. Thank you so much for being with us. Obviously, we’ve had so much volatility, but you have a way for sustainable investing. Investing, that’s your strategy. Tell us more about that.

Pieter Taselaar (EUSG):	Sustainable investing while making good returns I think is critical. And an area that we have identified is being very, potentially very profitable, is all carbon reduction move, that’s going on worldwide. And you know most studies show that 25 percent of greenhouse gases are really produced by transportation, so there’s a big move from internal combustion engine to generated cars to electric vehicles. That’s an area that we as a firm as Lucerne Capital are very focused on investing in. We are not investing in the automotive manufacturers like Tesla, but on the infrastructure that enables the electric vehicles to drive around, prevent people from worrying about having their battery fuels up, drains, speed, etc.

TD Ameritrade Anchor:	Right right, yeah, zero CO2 emissions right then EV batteries. This is the way to the the future. Obviously this is where we are headed. That being said, I think Wolf Speed would probably fall into that. That’s a name you like does that fall into this category here?

Taselaar:	Wolf Speed is a company we really like that makes silicon carbide semiconductors and they are the world leader in that area. For people that are not that familiar with the science silicon carbide is material that basically enables batteries to get charged faster, to last longer and to generate less heat. So for companies like any electric vehicle manufacturer, they need semi silicon carbide semiconductors and Wolf Speed is the symbols WOLF is a couple of years ahead of the of its competition is a world leader in that area so to us that’s the that’s very exciting story with a very bright future ahead of it.

TD Ameritrade Anchor:	Okay, that’s a good one. You also had EV go. You said this is a pure, even play. Explain why this one would be one on your radar that goes into your sustainability, investing with returns, as you said.

Taselaar:	Yeah, it’s one of two that we own in the charging area, because once you see is that and I don’t think, there’s a lot of people that believes this yet. But I think in the whole EV space, we are sort of where the mobile to lessen this space was 15 years ago, at some point, the adoption of electric vehicles, we think will accelerate very dramatically and you will not have the infrastructure charge all these vehicles so to focus on the infrastructure, we think that is where the returns will be made. That is where the money will be made. On top of that, we just have the the Biden Administration, with their infrastructure bill plowing of billions into subsidies to build the infrastructure, so companies that are extremely attractive. I’m the CEO of a blank check company EUSG. We just acquired a German company party owned by Bosch; that’s a competitor and the supplier to Easy Go and they made ultra fast chargers. And basically you can charge, it’s battery buffer charging. You can charge your car in a matter of five minutes, while you’re doing.

TD Ameritrade Anchor:	Sure and that’s what it’s about! That’s what it’s about. I know, great to chat with you, yes. Can you give us your final thoughts.

Taselaar:	Yeah, no that’s I think you wanna follow the money right, so the money’s gonna be made and invested in infrastructure. So that includes charging area and Wolf Speed you mention to service semi monopolist will rise of transgressions to be him.

TD Ameritrade Anchor:	Nice to chat with you, Pieter Taselaar. Thank you so much. A good conversation, Lucerne Capital Management, thank you.

Taselaar:	Thanks for having me.

Legend Information

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed merger of European Sustainable Growth Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 367833 (“EUSG”) into EUSG II Corporation, an exempted company incorporated in the Cayman Islands with limited liability under company number 379118 (“EUSG II”) and the proposed acquisition of the shares of ads-tec Energy GmbH, based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADS-TEC Energy”) by ads-tec Energy plc, an Irish public limited company duly incorporated under the laws of Ireland and a wholly owned subsidiary of EUSG (“Irish Holdco”), Irish Holdco’s and EUSG’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and Irish Holdco’s future financial performance following the transaction, as well as Irish Holdco’s and EUSG’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Irish Holdco and EUSG disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Irish Holdco and EUSG caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Irish Holdco and EUSG. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) risks related to the rollout of ADS-TEC Energy’s business and expansion strategy; (4) consumer failure to accept and adopt electric vehicles; (5) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated; (6) the possibility that ADS-TEC Energy’s technology and products could have undetected defects or errors; (7) the effects of competition on ADS-TEC Energy’s future business; (8) the inability to successfully retain or recruit officers, key employees, or directors following the proposed business combination; (9) effects on Irish Holdco’s public securities’ liquidity and trading; (10) the market’s reaction to the proposed business combination; (11) the lack of a market for Irish Holdco’s securities; (12) Irish Holdco’s financial performance following the proposed business combination; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that the novel coronavirus (“COVID-19”) may hinder ADS-TEC Energy’s and EUSG’s ability to consummate the business combination; (16) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of ADS-TEC Energy, Irish Holdco or EUSG; (17) the possibility that ADS-TEC Energy or EUSG may be adversely affected by other economic, business, and/or competitive factors; and (18) other risks and uncertainties indicated from time to time in documents filed or to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by EUSG. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Irish Holdco’s and EUSG’s expectations and projections can be found in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021. In addition, EUSG’s periodic reports and other SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A full description of the terms of the proposed business combination is provided in the registration statement on Form F-4 filed with the SEC by Irish Holdco (as amended from time to time, the “Registration Statement”), which includes a prospectus with respect to the Irish Holdco securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of EUSG to vote on the business combination. The Registration Statement was declared effective by the SEC on December 7, 2021 and the definitive proxy statement/prospectus has been mailed to EUSG’s shareholders. Investors and security holders of EUSG are urged to read the proxy statement/prospectus and documents incorporated by reference therein before making any voting or investment decision with respect to the proposed business combination because they contain important information about the business combination and the parties to the business combination. Investors and shareholders will be able to obtain free copies of the materials filed by Irish Holdco and EUSG with the SEC at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Irish Holdco, EUSG, Bosch Thermotechnik GmbH, ADS-TEC Holding GmbH and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EUSG in connection with the proposed transaction. You can find more information about EUSG’s directors and executive officers in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021, and its Forms 10-Q filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus on file with the SEC.

Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.